[LETTERHEAD OF MORGAN STANLEY SMITH BARNEY LLC]

January 18, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:                             Morgan Stanley Portfolios, Series 19

Amendment No. 2 to the Registration Statement on Form S-6 (“Amendment No. 2”)

File No. 333-221989

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, the undersigned, Morgan Stanley Portfolio, Series 19 and its depositor, sponsor, evaluator and principal underwriter, Morgan Stanley Smith Barney LLC, respectfully request that the Securities and Exchange Commission grant acceleration of the effective date of said Amendment No. 2 so that it may become effective as early as practicable on January 18, 2018.

Very truly yours,

MORGAN STANLEY PORTFOLIOS, SERIES 19

By:	Morgan Stanley Smith Barney LLC

	By:	/s/ MICHAEL B. WEINER
Executive Director

MEMORANDUM OF CHANGES

MORGAN STANLEY PORTFOLIOS, SERIES 19

The Prospectus filed with Amendment No. 2 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Morgan Stanley Portfolios, Series 19 on January 19, 2018. An effort has been made to set forth below each of the substantive changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Front Cover Page. The date of the Prospectus has been inserted and the preliminary prospectus disclosure has been removed. For consistency, the reference to Bob Doll’s “2018 Ten Predictions” has been revised to instead read as Bob Doll’s “Ten Predictions for 2018”.

Investment Concept and Selection Process. References to Bob Doll’s “Ten Predictions for 2018” have been revised for consistency. Definitional footnotes have been added to the top two of the Ten Predictions. The second to last paragraph of this section has been updated to include the portfolio selection date.

Principal Risk Factors. The third paragraph of this section has been updated to indicate the Trust’s industry concentrations. The fourth paragraph of this section has been updated to reflect information regarding the Sponsor and the Trust’s portfolio consultant. The first sentence of the final paragraph in this section has been updated to include the number of securities that comprise the Trust’s portfolio.

Rollover Option and Termination.  The language has been revised to reflect the name of the Trust’s underlying portfolio.

The “Fee Table,” “Example,” and “Summary of Essential Information” sections  have been completed.

The “Report of Independent Registered Public Accounting Firm” page has been completed.

The “Statement of Financial Condition” page has been finalized.

The “Portfolio” page and notes thereto have been finalized.

The “Risk Factors” section has been revised primarily to reflect the industries represented by the selected Trust portfolio, and any related concentrations.

The “Description of the Trust — Objective of the Trust” section has been updated to include language previously included under the “Description of the Trust — Nuveen” section.

The disclosure under the “Taxes” section has been updated.

Back Cover. The Trust’s Securities Act of 1933 file number has been inserted and the table of contents (“Index”) has been updated.